Mail Stop 3561

September 10, 2009

Mr. Wallace Boyack
President and Chief Executive Officer
North Horizon, Inc.
2290 East 4500 South
Suite 130
Salt Lake City, UT 84117

   Re: **North Horizon, Inc.**
     Item 4.01 Form 8-K
     Filed August 18, 2009
     File No. 000-52991

Dear Mr. Boyack:

  We have completed our review of your Form 8-K and related filings and have no further comments at this time.

      Sincerely,

      Brian K. Bhandari
      Branch Chief